OMV Aktiengesellschaft

OMV Investor News



April 16, 2010
7.00am (BST) – 8.00am (CET)

Q1/10 Trading Statement

This trading statement provides basic information for the quarter ended March 31, 2010, including data on the economic environment as well as OMV's performance during the period. The data on the economic environment shows the evolution of the relevant crude prices and exchange rates. For the E&P segment, we provide details and comment on the expected development of production volumes and the key drivers of this development. An overview on refining margins and performance drivers for the R&M and G&P businesses is also included.

The OMV Group Q1/10 results will be published on May 7, 2010. The information contained herein is subject to change and may differ from the final numbers that will be reported.

Economic environment

	Q1/09	Q2/09	Q3/09	Q4/09	Q1/10
Average Brent price in USD/bbl	44.46	59.13	68.08	74.53	**76.36**
Average Urals price in USD/bbl	43.73	58.36	67.88	74.27	**75.40**
Average EUR-USD FX rate	1.303	1.362	1.430	1.478	**1.383**
Average EUR-RON FX rate	4.268	4.196	4.226	4.268	**4.114**
Average USD-RON FX rate	3.279	3.081	2.956	2.888	**2.976**

Source: Reuters

Exploration and Production

	Q1/09	Q2/09	Q3/09	Q4/09	Q1/10
Total hydrocarbon production in boe/d	308,000	315,000	317,000	327,000	**317,000**
thereof Petrom group	192,000	185,000	185,000	187,000	**185,000**

Overall production decreased compared to Q4/09 mainly due to a longer than expected shut-down in Maari (New Zealand) in January and lower volumes in Austria. In Romania, gas production continued at the same level as in Q4/09 although at lower levels than the same quarter last year, which coincided with the Russian gas delivery crisis. Severe winter weather conditions contributed to a slightly lower level of oil production in Romania. OMV's realized crude price in Q1/10 is expected to be higher than the average Brent price due to an overall positive impact from hedging. For more details on hedging please refer to page 2. The Romanian regulated gas price for producers in RON remained unchanged vs. Q4/09 (RON 495/1,000 cbm). Exploration expenses in Q1/10 were below the level of the previous quarter.

dlw 5/3

Refining and Marketing

	Q1/09	Q2/09	Q3/09	Q4/09	**Q1/10**
NWE refining margin in USD/bbl [1]	4.52	2.30	3.26	2.82	**3.83**
Med Urals refining margin in USD/bbl [1]	3.59	1.50	1.65	1.56	**3.48**
OMV indicator refining margin in USD/bbl [2]	4.26	1.64	1.30	0.79	**2.92**
Refining output in mn t [3]	5.06	5.03	5.22	4.97	**4.31**

[1] Source: Reuters. [2] Actual refining margins realized by OMV may vary from the OMV indicator refining margin as well as from the market margins due to factors including a different crude slate, product yield and operating conditions. [3] Prior practice had been to disclose refining sales volumes which had also included traded goods sourced externally. Refining output figures for previous periods are also reported here.

Q1/10 has seen an improvement in gasoline and naphtha spreads compared to Q4/09, whilst middle distillate spreads have changed little, remaining at historical low levels. Crude prices increased continuously through Q1/10 in USD terms. In EUR terms, the increase was even more significant due to USD strengthening. This increase negatively influenced the costs of own crude consumption in our refineries – particularly at Petrom – while also having the positive effect of generating inventory-holding gains (positive CCS effects). Poor market conditions led to the Arpechim refinery being taken out of service from mid January until the end of February. The petrochemicals business was supported by higher WECP margins. In Marketing, both retail and commercial volumes as well as margins came in below Q4/09 levels, however, this could be compensated by reduced costs.

Gas and Power

	Q1/09	Q2/09	Q3/09	Q4/09	**Q1/10**
Combined gas sales volumes in bcm	4.52	2.08	2.16	4.30	**5.61**
thereof Petrom group	1.40	0.84	0.99	1.37	**1.47**

Sales volumes in the supply, marketing and trading business increased 24% vs. Q1/09 in part due to particularly cold weather. EconGas' volumes rose by 34% vs. Q1/09 helped also by a strong performance from its non-Austrian subsidiaries and wholesale volumes, whereas volumes at Petrom increased by 5%. Margins were under pressure as the price level of spot quantities was significantly below long-term gas prices. In the transportation business, additional capacity was sold mainly due to the start-up of a new compressor station on the TAG pipeline in Q4/09, also supported by increased WAG volumes. The storage business showed withdrawal rates below those seen in Q1/09 when demand was positively impacted by the Russia/Ukraine gas crisis.

At-equity consolidated companies

The Borealis result was positively affected by inventory gains in an overall improving margin environment for petrochemicals. The Petrol Ofisi result was impacted by seasonally lower demand, however favored by inventory gains.

Identified special items and hedging

Net special income of approx. EUR 15 mn mainly relates to the sale of the R&M subsidiary OMV Italia. OMV entered into crude oil hedges for 2010 in Q2/09 for a volume of 63,000 bbl/d, securing a price floor of USD 54/bbl via the sale of a price cap of USD 75/bbl. In Q1/10, these strategic hedging instruments contributed hedging gains of approx. EUR 35 mn mainly related to time value changes.

Tax rate

The effective tax rate of OMV Group is expected to be below the level of 2009.

For further information please contact: Angelika Altendorfer-Zwerenz, Investor Relations
Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com